SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

June 28, 2016

Via EDGAR

Dominic Minore, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Sierra Total Return Fund

Registration Statement on Form N-2 Filed on February 12, 2016

File Nos. 333-209496; 811-231137

Dear Mr. Minore,

On behalf of Sierra Total Return Fund (the “Fund”), we are writing to address one of the comments issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Fund on March 11, 2016 (the “Comment Letter”), with respect to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed with the SEC on February 12, 2016. The Fund has responded to all of the other comments set forth in the Comment Letter in a letter dated June 6, 2016 that the Fund previously submitted to the Staff. As we recently discussed with you, and subsequently with Christian Sandoe, we respectfully request that the Staff reconsider the application of the following comment contained in the Comment Letter to the Fund:

Private Investment Funds (page 20)

In the last sentence of this section, please clarify that the Fund will invest not more than 15% of its net assets in Private Investment Funds that are commonly known as hedge funds and private equity funds, which would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 (the “ICA”).

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

June 28, 2016

In addition to the foregoing request that the Fund limit its investment in private investment funds that would be required to register as investment companies but for an exemption under Section 3(c)(1) or 3(c)(7) of the ICA (the “15% Limit”), you subsequently informed us orally that it was the Staff’s position that the Fund must also limit its investments in all private funds, which include, for example, private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as private investment companies subject to the 15% Limit, to no more than 35% of its net assets (the “35% Limit”, and collectively with the 15% Limit, the “Limits”).

The purpose of this letter is to request that the Staff reconsider the imposition of the Limits on the Fund’s investment operations. As set forth more fully below, we believe that: (i) neither the ICA, the regulations thereunder, nor the policies underlying the ICA provide a legal basis for the imposition of the Limits; (ii) the Fund’s investment in a private fund is not tantamount to allowing individual retail investors to invest in private funds and therefore do something indirectly that they could not do directly; and (iii) there are a number of registered closed-end funds that invest in private funds as a principal strategy and currently are not subject to the Limits, which makes the imposition of the Limits on the Fund fundamentally unfair.

I.	Lack of Legal Basis

There is no legal basis for the imposition of the Limits. Specifically, neither the ICA nor any of the rules promulgated thereunder places any limitation on the ability of registered closed-end funds to invest in any illiquid asset in general, or private funds in particular.

The Fund will be a registered closed-end fund under the ICA. As a result, it will be bound by all of the applicable regulations of the ICA, including Section 12(d)(1)(A) and related ICA rules that govern the Fund’s investments in other investment companies. Importantly, neither Section 12(d)(1)(A) nor the rules promulgated thereunder impose an overall limitation on investments by registered closed-end funds in private funds, including those that fall under the description provided by the Staff, with respect to the Limits.

Congress and the SEC clearly considered applying restrictions on a registered investment company’s ability to invest in other funds through the adoption of Section 12(d)(1) and a number of rules promulgated thereunder. Notably absent from Section 12(d)(1) and related rules is any restriction similar to the Limits. If either Congress or the SEC desired to limit the extent to which a registered closed-end fund could invest in a private fund, it would seem that Section 12(d)(1) would have been a logical place to incorporate any such limitation. Moreover, the SEC has had ample opportunity to address such limitations through rulemaking or by advocating for legislative action in the event that it did not believe it had the statutory authority to impose any such limits, but in fact has not done so.

June 28, 2016

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Study”), the Staff specifically noted that “Section 3(c)(l) should be amended to eliminate Section 12(d)(l)’s limits on investments by registered investment companies in private investment companies.”1 The Staff further stated that “in order to protect the public shareholders of registered investment companies, however, the restrictions of section 12(d)(l) should apply to all investments by private issuers in registered investment companies.”2 Thus, the Staff perceived that the greater risk to public shareholders was private investors acquiring substantial positions in registered closed-end funds and not the opposite. Accordingly, Congress amended the ICA in 1996 to apply the limitation contained in Section 12(d)(1)(A)(i) of the ICA to a private fund’s acquisition of the voting stock of registered closed-end funds.

II.	The Fund is Not Enabling Investors to do Indirectly Something They Could Not Do Directly

Based upon our discussions with the Staff, it appears that the underlying premise in support of imposing the Limits is grounded in the proposition that a person cannot do indirectly through another person something that could not be done directly.3 The concern, as we understand it, is as follows: a private fund may not offer its shares to the general public; the general public can invest in the Fund; if the Fund invests in a private fund, the private fund will indirectly be selling its shares to the general public; the general public must be protected against the risks associated with buying interests in private funds.

We believe this argument is fundamentally flawed. As the Staff is aware, registered closed-end funds have always invested in asset classes with limited liquidity. Importantly, many of those asset classes typically invested in by registered closed-end funds, such as privately placed equity and debt securities of operating companies, cannot be invested in directly by retail investors who are investing in such registered closed-end funds.

Most significantly, we believe that an investment in the Fund is not tantamount to a direct investment by individual investors in any of the underlying funds. We acknowledge that Congress has placed additional protections on such direct investments by individual investors in the form of accredited investor, qualified purchaser and similar investor sophistication standards, but those standards are not applicable here.

1 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992), at 105.

2 Id.

3 See, e.g., Section 48(a) of the ICA.

June 28, 2016

When the Fund makes these types of purchases, they are made by a registered investment adviser (the “Adviser”) who, as detailed in the Fund’s prospectus, possesses the financial sophistication, expertise and experience necessary to make investment decisions on behalf of the Fund. The Limits would have the effect of compromising the Adviser’s ability to exercise its business judgment, where Congress has not expressed any desire or granted any authority to do so. Specifically, the Staff’s decision to implement the Limits will have the effect of unnecessarily limiting the ability of the Adviser to opportunistically pursue attractive investments in collective investment vehicles. We respectfully believe that the imposition of the Limits would blur the lines between regulatory oversight and fund management with respect to the SEC.

Moreover, the Fund’s shareholders have a fundamental layer of protection not afforded to accredited investors, qualified purchasers, etc., in private funds. Like the investors in other types of registered closed-end funds that hold illiquid alternative asset classes, the Fund will have a board of trustees, a majority of which will be comprised of independent trustees, that will be charged with overseeing the activities of the Fund and acting as fiduciaries of the Fund’s shareholders. And of course, as a registered public offering under the Securities Act of 1933, there will be ample disclosure regarding the Fund’s investment strategy and the risks associated with the same.

III.	Uneven Playing Field

As the Staff is aware, other registered closed-end funds with investment strategies similar to that of the Fund have not been forced to abide by the Limits. This disparate treatment puts the Fund at a significant disadvantage on multiple levels. As noted in the Registration Statement, the Fund intends to achieve its investment objectives through a disciplined and balanced allocation among four distinct asset strategies. Only the Fund’s “Private Investment Fund Strategy” would be impacted by the Limits. However, seminal to any successful asset manager’s investment strategy is the ability to react to market conditions with some degree of flexibility. The imposition of either of the Limits will restrict the Fund’s investment strategy and the ability of its investment adviser to react to market conditions, while its competitors will be afforded the flexibility to do so.

The fact that the Fund will not be permitted to effectuate its investment strategy with as much discretion and flexibility as its competitors may impact not only its ability to generate positive returns for shareholders, but may also impact the Fund’s ability to grow. Raising capital in the registered closed-end fund space is competitive and it is likely that it will be more difficult to attract investors to the Fund when comparable products are not subject to the same regulatory limitations. The Fund’s competitors should not be gifted with an advantage over the Fund as a result of a Staff position whose timing gratuitously favored them, especially when that position is not based upon any change in the law or otherwise on firm footing under the ICA.

June 28, 2016

We note that the stated mission of the SEC is “to protect investors, maintain fair, orderly, and efficient markets, and facilitate capital formation.” We also recognize that implementing this laudable mission will often result in a substantive disagreement over legal issues between practitioners on both sides of the regulatory aisle. But, even if there is no consensus on the merits of a particular regulatory position, when that position is enforced in a consistent manner it is hard to argue that the SEC is not keeping with its stated mission. However, when a regulation or regulatory position is enforced on an ad hoc basis, without any notice when the position is taken, it is difficult to understand how that mission is well served.

To be clear, we have no doubt that the intent behind the Staff’s comment is to protect investors. But, if the Staff believes that there is a harm that investors will suffer if it does not enforce the Limits, then shareholders of existing registered closed-end funds should also be afforded the same protection. If the Staff does not believe that any such harm is imminent, then applying its position with respect to the Limits in an uneven manner will not promote “fair, orderly, and efficient markets” nor will it “facilitate capital formation” as it relates to the Fund. In our view, there is no evidence to support a conclusion that registered closed-end funds with investment strategies that are not subject to the Limits, including the registered closed-end funds referred to above, are subjecting investors to any substantial investment risks that would justify the placement of any such limits on investments in private funds.

For the foregoing reasons, we respectfully request the Staff to reconsider the imposition of the Limits on the Fund in order to allow it to implement its investment strategy with the same flexibility as its competitors. Please note that timing is a critical concern to the Fund and our hope is to be in a position to start the Fund’s offering by mid-July. We would appreciate the opportunity to discuss this matter with you more fully at your earliest convenience.

*         *         *         *        *

We appreciate your attention to this matter. If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176, Harry S. Pangas at (202) 383-0805 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	John D. Fredericks, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.